Exhibit 3.2

AFFINION GROUP HOLDINGS, INC.

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

OF SERIES A REDEEMABLE EXCHANGEABLE PREFERRED STOCK

(Pursuant to Section 151(g) of the General Corporation

Law of the State of Delaware.)

AFFINION GROUP HOLDINGS, INC., a corporation organized and existing under the laws of the State of Delaware (the “Company”), DOES HEREBY CERTIFY THAT, pursuant to authority conferred upon the board of directors of the Company (the “Board”) by the Certificate of Incorporation of the Company, as amended (the “Certificate of Incorporation”), the Board, pursuant to a unanimous written consent dated as of October 17, 2005, adopted the following resolutions authorizing the issuance of Series A Redeemable Exchangeable Preferred Stock of the Company, which resolutions are still in full force and effect and are not in conflict with any provisions of the Certificate of Incorporation or the Bylaws of the Company:

RESOLVED, that pursuant to authority vested in the Board by the Certificate of Incorporation, the Board does hereby establish a series of preferred stock of the Company from the Company’s authorized class of 1,000,000 shares of $.01 par value preferred shares (“Preferred Stock”), such series to consist of 125,000 shares, which number may be decreased (but not below the number of shares thereof then outstanding) from time to time by the Board, and to the extent that the voting rights, designation, powers, preferences and relative participating, optional or other special rights and the qualifications, limitations or restrictions of that series are not stated and expressed in the Certificate of Incorporation, does hereby fix and state the voting rights, designation, powers, preferences and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereof, as follows:

1. Definitions. Unless otherwise specified herein, the following capitalized terms shall have the meanings ascribed to them below:

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.

“Apollo” shall mean, collectively, Apollo Management V, L.P., a Delaware limited partnership, and each investment fund managed, operated, controlled by or affiliated with Apollo Management V, L.P. or its Affiliates.

“Apollo Group” shall mean Affinion Group Holdings, LLC, Apollo, any Affiliate of Apollo and any Person with whom Apollo may be deemed as part of a “group” within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended.

“Available Assets” shall have the meaning set forth in Section 4(a).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required to be closed in New York, New York or London, United Kingdom.

“Change of Control” shall have the meaning set forth in the Credit Agreement.

“Change of Control Notice” shall have the meaning set forth in Section 5(a)(ii).

“Common Stock” shall mean shares the shares of the Company’s common stock, par value $0.01 per share.

“Credit Agreement” shall mean the Credit Agreement dated as of October 17. 2005 among the Company, Affinion Group, Inc., the Lenders from time to time party thereto, Credit Suisse, as administrative agent for the Lenders, and Deutsche Bank, as syndication agent.

“DGCL” shall mean the Delaware General Corporation Law.

“Disposition” shall have the meaning set forth in Section 5(b)(i).

“Dividend Payment Date” shall mean March 31, June 30, September 30 and December 31 of each year during the Dividend Payment Period.

“Dividend Payment Period” shall mean the period from, and including, the Issue Date to, and including, the Maturity Date.

“Dividend Period” shall mean the period from, and including, the Issue Date, to, but not including, the first Dividend Payment Date and thereafter, each period from and including, each Dividend Payment Date to, but not including, the next Dividend Payment Date.

“Exchange Date” shall have the meaning set forth in Section 6(b)(i).

“Exchange Debenture” shall have the meaning set forth in Section 6(a).

“Face Amount” shall mean, with respect to each share of Series A Preferred Stock, $1,000, as adjusted from time to time pursuant to Section 3(a).

“Issue Date” shall mean, with respect to any shares of Series A Preferred Stock, the date such shares of Series A Preferred Stock are first issued.

“Liquid Securities” means any securities of any Person that are of a class or series that is publicly tradable.

“Liquidation Event” shall mean a liquidation, dissolution or winding up of the Company in a single transaction or series of transactions.

“Liquidation Preference Amount” shall have the meaning set forth in Section 4(a).

“Management Holder” shall mean any officer, director or employee of the Company or any of its subsidiaries who holds any equity securities of the Company or any of its Subsidiaries.

“Marketable Securities” means commercial paper, banker’s acceptances, treasury bills and other money market instruments.

“Maturity Date” shall mean the twelfth anniversary of the Issue Date.

“Net Cash Proceeds” shall mean cash received in any Disposition of equity securities of the Company, or of any assets received in respect of such equity securities, less commissions, fees and expenses directly attributable to such Disposition, other than any income taxes.

“Person” shall be construed broadly and shall include, without limitation, an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Record Date” shall have the meaning set forth in Section 3(b).

“Redemption Date” shall have the meaning set forth in Section 5(e)(i).

“Securityholder Rights Agreement” means the Securityholder Rights Agreement dated as of October 17, 2005, among the Company, Affinion Group Holdings, LLC and Cendant Corporation.

“Seller/Apollo Ratio” shall have the meaning set forth in Section 5(b)(iii).

“Series A Preferred Stock” shall have the meaning set forth in Section 2.

2. Designation of Series; Issuance, Face Amount and Rank. This series of Preferred Stock is hereby designated “Series A Redeemable Exchangeable Preferred Stock” (hereinafter the “Series A Preferred Stock”), and the number of shares which shall constitute such series shall be 125,000, which number may be decreased (but not below the number thereof then outstanding) from time to time by the Board. The shares of Series A Preferred Stock shall be initially issued by the Company for their Face Amount, in such amounts, at such times and to such Persons as shall be specified by the Board, any duly authorized committee thereof or any other Person to whom such Board or committee so delegates, from time to time. The shares of Series A Preferred Stock shall rank prior to the shares of the Company’s common stock, all other series of preferred stock of the Company and any other class or series of stock of the Company with respect to dividends and distributions upon a Liquidation Event.

3. Dividends.

(a) On each Dividend Payment Date, the holders of outstanding shares of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board, out of funds of the Company legally available therefor, with respect to each share of Series A Preferred Stock, preferred dividends at a rate of 8.5% per annum of the Face Amount as of the beginning of the applicable Dividend Period to which such Dividend Payment Date relates. Dividends shall be paid, at the option of the Company, either in cash or by increasing the Face Amount of each outstanding share of Series A Preferred Stock by the amount of the dividend to be paid on such Dividend Payment Date, effective at the beginning of the next Dividend Period.

(b) Prior to each Record Date immediately preceding each Dividend Payment Date, the Board shall declare dividends on the Series A Preferred Stock in accordance with Section 3(a) above, payable on the next Dividend Payment Date. Dividends on each such share shall accrue and be cumulative from the date of issuance of such shares, notwithstanding the failure of the Board to declare and/or pay dividends with respect to any Dividend Period. For any Dividend Period in which dividends are not paid in full in cash on the Dividend Payment Date immediately following the end of such Dividend Period, then on such Dividend Payment Date, such accrued and unpaid dividends shall be added to the Face Amount of the Series A Preferred Stock, as of the beginning of the Dividend Period which begins with such Dividend Payment Date, until such accrued and unpaid dividends have been paid in full. Dividends shall be payable in arrears during the Dividend Payment Period on each Dividend Payment Date, commencing on the first Dividend Payment Date subsequent to the date of issuance. If any Dividend Payment Date occurs on a day that is not a Business Day, any accrued dividends otherwise payable on such Dividend Payment Date shall be paid on the next succeeding Business Day. Dividends shall be paid on each Dividend Payment Date to the holders of record of the Series A Preferred Stock as their names shall appear on the share register of the Company as of the close of business on the date immediately preceding such Dividend Payment Date (the “Record Date”).

(c) In the event that full dividends, in cash, are declared but are not paid or made available to the holders of all outstanding shares of Series A Preferred Stock and funds available for payment of dividends shall be insufficient to permit payment in full to holders of all such stock of the full preferential amounts to which they are then entitled, then the entire amount available for payment of dividends shall be distributed ratably among all holders of Series A Preferred Stock in proportion to the full amount to which they would otherwise be respectively entitled.

(d) Notwithstanding anything contained herein to the contrary, no dividends on shares of Series A Preferred Stock shall be declared by the Board or paid or set apart for payment by the Company at such time if such declaration or payment shall be restricted or prohibited by law.

(e) During any time at which the aggregate Liquidation Preference Amount of all issued and outstanding shares of Series A Preferred Stock exceeds $160 million, the Company will not (i) pay any dividends or make any distributions on any class or series of its equity securities or (ii) effect any redemptions, acquisitions or repurchases of any class or series of its equity securities or permit any of its Subsidiaries to do any of the foregoing with respect to the Company’s equity securities or any securities of any Subsidiary of the Company held by any member of the Apollo Group (other than the Company or its Subsidiaries) or any Management Holder, unless it first pays cash dividends on or redeems the Series A Preferred Stock until the aggregate Liquidation Preference Amount of all issued and outstanding shares of Series A Preferred Stock does not exceed $160 million; provided, that the Company may redeem, acquire or repurchase shares of its equity securities from any Management Holder not otherwise affiliated with any member of the Apollo Group, to the extent that the Borrower (as defined in the Credit Agreement) is not prohibited from paying dividends to the Company for such purpose under Section 6.06(c) of the Credit Agreement as in effect on the date hereof.

4. Liquidation Preference. Upon a Liquidation Event, each holder of Series A Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Company available for distribution to its stockholders after the satisfaction of all indebtedness, whether from capital, surplus or earnings (“Available Assets”), an aggregate amount equal to the Face Amount plus any unpaid dividends that have accrued since the most recent Dividend Payment Date (the “Liquidation Preference Amount”) before any distribution is made on any other class or series of capital stock of the Company. If, upon a Liquidation Event, the Available Assets shall be insufficient to pay the holders of the Series A Preferred Stock the full Liquidation Preference Amount, the holders of the Series A Preferred Stock shall share ratably in any distribution of assets according to the respective amounts which would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full. In the event of any Liquidation Event, after payment shall have been made to the holders of shares of Series A Preferred Stock, in the full amount of the Liquidation Preference, the holders of shares of capital stock ranking junior to the Series A Preferred Stock upon a Liquidation Event shall be entitled, to the exclusion of the holders of the Series A Preferred Stock, to share, according to their respective rights and preferences, in all remaining assets of the Company available for distribution to its stockholders.

5. Redemption Rights.

(a) Redemption Upon Change of Control.

(i) Generally. In the event of any Change of Control, subject to Section 5(e)(vi), each holder of Series A Preferred Stock shall have the right, at such holder’s election as set forth below, to cause the Company to redeem on the date such Change of Control occurs all (but not less than all) of such holder’s Series A Preferred Stock for a purchase price equal to the then applicable Liquidation Preference Amount.

(ii) Change of Control Notice Obligation. The Company shall notify each holder of record of shares of Series A Preferred Stock in writing by first class mail, postage prepaid, to all holders of record of shares of Series A Preferred Stock at their last address as they shall appear on the books of the Company at least 15 days before any Change of Control setting forth a description of the nature of the Change of Control, the date at which such Change of Control is anticipated to take place, a statement that the holders may elect to have their shares of Series A Preferred Stock redeemed as set forth below and the place or places where such shares are to be surrendered in the event redemption is elected. No defect in any such notice to any holder of Series A Preferred Stock shall affect the validity of the proceedings for the redemption of any other shares of such Series A Preferred Stock. Such notice shall be deemed to be a “Change of Control Notice”.

(iii) Holder’s Election. Within 5 Business Days after receipt of the Change of Control Notice, each holder shall notify the Company in writing whether or not such holder will require such holder’s shares of Series A Preferred Stock to be redeemed by the Company pursuant to this Section 5(a). If a holder does not timely notify the Company in writing pursuant to the previous sentence, such holder will be deemed to have waived its right to require such holder’s shares of Series A Preferred

Stock to be redeemed by the Company pursuant to this Section; provided, however, that such waiver shall apply only to the Change of Control relating to the relevant Change of Control Notice, and not any subsequent Change of Control or Change of Control Notice.

(iv) Company’s Election Upon Change of Control. In the event of any Change of Control, the Company or its designee may redeem out of funds legally available therefor all (but not less than all) of the shares of Series A Preferred Stock for a purchase price equal to the sum of (i) 101% of the then applicable Face Amount plus (ii) all accrued and unpaid dividends.

(b) Redemption Upon Apollo Sale.

(i) Generally. If (i) any member of the Apollo Group sells, exchanges, pledges, assigns, hedges, monetizes, transfers or otherwise disposes (each, a “Disposition”) of any equity securities of the Company for cash or Marketable Securities to any Person other than to a member of the Apollo Group and other than in connection with a transaction which results in a Change in Control in respect of which Section 5(a) is applicable (each such Disposition being an “Apollo Sale”), (ii) the Company pays any cash dividends or makes any other distributions on its equity securities in cash or Marketable Securities or (iii) any member of the Apollo Group receives from the Company or any Affiliate of the Company any cash or Marketable Securities in respect of either its equity securities of the Company or any securities it receives in respect of its equity securities of the Company, then subject to Section 5(e)(vi) the Company shall redeem out of funds legally available therefor the number of shares of Series A Preferred Stock with an aggregate Liquidation Preference Amount equal to the Seller/Apollo Ratio multiplied by the Net Cash Proceeds (or, in the case of Marketable Securities, the fair market value of such Marketable Securities) received by Apollo and the Management Holders in such transaction.

(ii) Receipt of Property. If any member of the Apollo Group receives from the Company or any other Person other than a member of the Apollo Group any assets other than cash or Marketable Securities in respect of either (i) its equity securities of the Company or (ii) any assets or securities it receives in respect of its equity securities of the Company, then upon the receipt by any member of the Apollo Group of any cash or Marketable Securities in respect thereof (whether by Disposition or otherwise, including interest, dividends, and other payments in respect thereof) then subject to Section 5(e)(vi) the Company shall redeem out of funds legally available therefor the number of shares of Series A Preferred Stock with an aggregate Liquidation Preference Amount equal to the Seller/Apollo Ratio multiplied by the Net Cash Proceeds received by all members of the Apollo Group and the Management Holders in each such transaction.

(iii) General Provisions. Notwithstanding anything herein to contrary, if any member of the Apollo Group acquires Liquid Securities in any transaction described in this Section 5(b), then, subject to any restrictions on transferring such Liquid Securities (it being understood that the Company shall use commercially reasonable efforts to ensure that there will not be any contractual prohibitions on any such transfer other than a requirement that any such transfer complies with applicable securities laws), the Company shall not redeem shares of Series A Preferred Stock for cash, but shall exchange them in kind for the pro rata amount of Liquid Securities received in such transaction. The Company shall use commercially reasonable efforts to ensure that there will not be any contractual prohibitions on transfer with respect to the Liquid Securities other than a requirement that any such transfer complies with applicable securities laws, and shall give the Holder at least 10 days notice prior to such exchange. Redemptions or purchases pursuant to this Section 5(b) shall be pro rata across all holders of Series A Preferred Stock, and the purchase price per share shall be the then current Liquidation Preference Amount. For purposes of this Section 5(b), the “Seller/Apollo Ratio” shall mean (x) the Face Amount at issuance (or $160 million if the then current Liquidation Preference Amount exceeds $160 million) divided by (y) the aggregate amount paid to the Company by Apollo and the Management Holders for the capital stock of the Company (or in the case of a purchase by Apollo, divided by the sum of the aggregate amount paid by Apollo and the Management Holders plus such Face Amount). Any consulting or similar fees (up to $3 million per annum) and customary mergers and acquisitions, financing and financial advisory fees received by Apollo will not be included in the calculation of proceeds received by Apollo for purposes of this Section 5(b).

(c) Mandatory Redemption. Upon the Maturity Date, the Company shall redeem out of funds legally available therefor all (but not less than all) of the shares of Series A Preferred Stock then outstanding for a price equal to the then current Liquidation Preference Amount.

(d) Optional Redemption. At its option, the Company may redeem, in whole or in part, out of funds legally available therefor, the outstanding shares of Series A Preferred Stock at any time at a price equal to the then current Liquidation Preference Amount. In the case of a redemption of less than all of the shares of Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata or by lot as reasonably determined by the Company to be equitable. Apollo’s prior written consent shall be required for any redemption pursuant to this Section 5(d) which could reasonably be expected to result in dividend tax treatment to Apollo.

(e) Redemption Mechanics and Restrictions.

(i) Redemption Notice. Notice of any redemption pursuant to Sections 5(b), 5(c) or 5(d) shall be sent by or on behalf of the Company at least twenty (20) but not more than sixty (60) days prior to the date specified for redemption in such notice (the “Redemption Date”), by first class mail, postage prepaid, to all holders of record of shares of Series A Preferred Stock at their last address as they shall appear on the books of the Company; provided that no failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to holders to whom the Company has failed to give notice or except as to the holder to whom notice was defective. In addition to any information required by law, such notice shall state (A) whether such redemption is being made pursuant to an Apollo Sale, the optional redemption provisions or the mandatory redemption provisions, (B) the Redemption Date, (C) the aggregate number of shares of Series A Preferred Stock to be redeemed and, if less than all of the outstanding shares of Series A Preferred Stock are to be redeemed, then the number of such shares to be redeemed from the applicable holder and (C) the place or places where certificates for such shares are to be surrendered for payment.

(ii) Redemption Payment. The Company shall redeem the shares of each holder of Series A Preferred Stock being redeemed pursuant to this Section 5 by making the applicable cash payments to such holder in respect of each share owned by such holder.

(iii) Retirement of Shares. Any shares of Series A Preferred Stock redeemed pursuant to the provisions of this Section 5 shall be retired and given the status of authorized and unissued Preferred Stock, undesignated as to series, subject to reissuance by the Company as shares of Preferred Stock of one or more series (other than Series A Preferred Stock for so long as Cendant Corporation holds shares of Series A Preferred Stock), as may be determined from time to time by the Board.

(iv) Surplus Under DGCL. To the extent not contrary to the DGCL, on any Redemption Date, the liquidation preference of any shares of capital stock of the Company shall not be included in “total liabilities” in connection with determining “surplus” under the DGCL.

(v) No Further Dividends; Miscellaneous. Notice having been mailed as provided herein, from and after the Redemption Date (unless default should be made by the Company in payment of the redemption price), dividends on such shares of Series A Preferred Stock to be redeemed shall cease to accrue and all rights of the holders thereof as stockholders of the Company (except the right to receive from the Company the redemption price) shall cease. Upon surrender in accordance with the redemption notice of the certificates for the shares to be redeemed, such shares shall be redeemed by the Company at the applicable redemption price. In case fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

(vi) Restrictions on Redemptions. Notwithstanding anything to the contrary set forth herein, no shares of Series A Preferred Stock shall be redeemed under this Section 5: (a) at any time that such redemption is prohibited by the DGCL; or (b) at any time that the terms and provisions of any material contract in effect as of the Issue Date providing financing or working capital to the Company or any of its subsidiaries (1) prohibits such redemption, (2) provides that such redemption would constitute a breach thereof or a default thereunder or (3) restricts the ability of any subsidiary of the Company to pay dividends to the Company or redeem securities held by the Company in an amount sufficient to pay the applicable redemption price. The Company shall redeem any shares of Series A Preferred Stock which would otherwise been redeemed but for the prohibitions of this paragraph (vi) promptly in accordance with this Section 5(e) when and if such prohibition no longer applies.

(vii) Assignment. The Company shall have the right to assign any of its redemption rights to any of its Affiliates.

6. Exchange.

(a) Generally. At the option of the Company, the Series A Preferred Stock may be exchanged for debt securities of the Company (the “Exchange Debentures”), so long as the economic and legal rights of such securities are at least as favorable to the holders as the Series A Preferred Stock. The exchange rate shall be $1.00 principal amount of Exchange Debentures for each $1.00 of Liquidation Preference Amount of Series A Preferred Stock. Exchange Debentures shall be issued in principal amounts of integral multiples of $1,000 to the extent possible and, to the extent necessary, in principle amounts less than $1,000, provided that the Company shall have the right, at its option, to pay cash in an amount equal to the principal amount of that portion of any Exchange Debenture that is not an integral multiple of $1,000.

(b) Procedure for Exchange.

(i) Exchange Notice. Notice of any exchange pursuant to Section 6(a) shall be sent by or on behalf of the Company at least twenty (20) but not more than sixty (60) days prior to the date specified for exchange in such notice (the “Exchange Date”), by first class mail, postage prepaid, to all holders of record of shares of Series A Preferred Stock at their last address as they shall appear on the books of the Company; provided that no failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the exchange of any shares of Series A Preferred Stock except as to holders to whom the Company has failed to give notice or except as to the holder to whom notice was defective. In addition to any information required by law, such notice shall state (A) the Exchange Date, and (B) the place or places where certificates for such shares are to be surrendered for exchange.

(ii) Exchange. On or before the Exchange Date, each holder of shares of Series A Preferred Stock shall surrender the certificates representing such shares, duly endorsed or accompanied by a stock power, in the manner and at the place designated. The Company shall cause an indenture to be executed on the Exchange Date, in a form customary for an indenture of its type, along with the Exchange Debentures, and upon surrender of the shares of Series A Preferred Stock, shall exchange such shares for Exchange Debentures.

(iii) Retirement of Shares. All shares of Series A Preferred Stock exchanged pursuant to the provisions of this Section 6 shall be retired and given the status of authorized and unissued Company preferred stock, undesignated as to series, subject to reissuance by the Company as shares of Company preferred stock of one or more series, as may be determined from time to time by the Board.

(iv) No Further Dividends. From and after the Exchange Date (unless default should be made by the Company in providing delivery of the Exchange Debentures), notice having been mailed as provided herein, whether or no certificates for shares of Series A Preferred Stock are surrender for exchange, dividends on such shares of Series A Preferred Stock to be exchanged shall cease to accrue and all rights of the holders thereof as stockholders of the Company shall cease. Interest on the Exchange Debentures shall then accrue from the Exchange Date.

(v) Restrictions on Exchange. Notwithstanding anything to the contrary set forth herein, no shares of Series A Preferred Stock shall be exchanged under this Section 6: (a) at any time that such exchange is prohibited by the DGCL; or (b) at any time that the terms and provisions of any material contract or other material agreement of the Company or any of its subsidiaries in effect as of the Issue Date providing financing or working capital to the Company or any of its subsidiaries prohibits such exchange or provides that such exchange would constitute a breach thereof or a default thereunder.

7. No Voting Rights. Except as specifically set forth in the DGCL, the holders of shares of Series A Preferred Stock shall not be entitled to any voting rights with respect to any matters voted upon by stockholders; provided, however, the consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock shall be required for any action which: (a) amends the rights of the Series A Preferred Stock in a manner adverse to the holders thereof; (b) changes the authorized number of shares of Series A Preferred Stock; (c) creates, by reclassification or otherwise, any new class or series of shares having rights, preferences or privileges on parity with or senior to the Series A Preferred Stock either as to dividends or to distributions upon a Liquidation Event; or (d) amends, alters or repeals (by merger, consolidation or otherwise) any provisions of the Company’s Certificate of Incorporation (or any provision thereof) so as to materially adversely affect to the holders of the outstanding shares of Series A Preferred Stock (it being understood that any change in authorized shares of any class of junior securities is not material).

8. No Sinking Fund. No sinking fund shall be established for the retirement or redemption of shares of Series A Preferred Stock.

9. Transfers. The Series A Preferred Stock may be freely transferred subject to compliance with the Securities Act of 1933, as amended and subject to any restrictions contained in this Certificate and in the Securityholder Rights Agreement.

10. No Other Rights. The shares of Series A Preferred Stock shall not have any designations, preferences or relative, participating, optional or other special rights, including any preemptive or subscription rights, except as expressly set forth in the Company’s Certificate of Incorporation, this Certificate, the Securityholder Rights Agreement or as otherwise required by law.

11. Inconsistent Provisions. In the event of any inconsistency between any provision contained herein and any provision contained in the Certificate of Incorporation (as in effect now or as amended after the date hereof), the provisions contained herein shall control.

RESOLVED, FURTHER, that any duly authorized officer of the Company be, and they hereby are, authorized, empowered and directed to execute an Certificate of Designation, Preferences and Rights of Series A Preferred Stock and that such Certificate be delivered to and filed with the Secretary of State of the State of Delaware pursuant to the provisions of Section 103 and Section 151(g) of the DGCL, both as amended.

* * * * *

IN WITNESS WHEREOF, Affinion Group Holdings, Inc. has caused this Certificate of Designation to be executed by its duly authorized officer as of October 17, 2005.

AFFINION GROUP HOLDINGS, INC.

By:	/s/ Nathaniel Lipman
Name: Nathaniel Lipman Title: President and Chief Executive Officer